SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              ---------------

                               SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No.11)

                              ---------------


                              AMP INCORPORATED
                         (Name of Subject Company)

                              AMP INCORPORATED
                    (Name of Person(s) Filing Statement)

                         Common Stock, no par value
            (including Associated Common Stock Purchase Rights)
                       (Title of Class of Securities)


                                031897-10-1
                   (CUSIP Number of Class of Securities)


                             David F. Henschel
                            Corporate Secretary
                              AMP Incorporated
                               P.O. Box 3608
                    Harrisburg, Pennsylvania 17105-3608
                               (717) 564-0100
    (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                              With a Copy to:

                             Peter Allan Atkins
                             David J. Friedman
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                       New York, New York 10022-3897
                               (212) 735-3000





      This Amendment No.11 amends and supplements the Solicitation/Recommendation Statement of Schedule 14D-9 dated August 21, 1998, as amended, (the "Schedule 14D-9") filed by AMP Incorporated, a Pennsylvania corporation ("AMP"), in connection with the tender offer by PMA Acquisition Corporation, a Delaware corporation (the "Purchaser") and wholly owned subsidiary of AlliedSignal Inc., a Delaware corporation ("AlliedSignal"), to purchase all of the issued and outstanding shares of common stock, no par value, of AMP (the "Common Stock"), including the associated Common Stock Purchase Rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 28, 1989, and as amended on September 4, 1992, August 12, 1998 and August 20, 1998 (the "Rights Agreement"), between AMP and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $44.50 per Share, net to the seller in cash, as disclosed in its Tender Offer Statement on Schedule 14D-1, dated August 10, 1998, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 1998, and the related Letter of Transmittal.

      Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

      Subsection (f) of Item 8 is hereby amended by adding the following paragraph at the end thereof:

      On September 11, 1998, AMP filed a motion for summary judgment in the United States District Court for the Eastern District of Pennsylvania on the Second Claim for Relief of its complaint against AlliedSignal and the Purchaser. The Second Claim for Relief is based upon the fact that AlliedSignal's attempt to pack the AMP Board with AlliedSignal's directors and senior management would create pervasive, irreconcilable conflicts of interest. These AlliedSignal nominees have an undivided duty of loyalty to AlliedSignal that would conflict with their ability to fulfill their fiduciary duties to AMP under Pennsylvania law. AMP's motion seeks an order declaring that the AlliedSignal consent solicitation plan is in violation of Pennsylvania law. A copy of the motion for summary judgment and the accompanying brief and proposed order are filed as Exhibit 40 hereto and are incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibits are filed herewith:

      Exhibit
         No.      Description
      -------     -----------
      40          Motion of AMP Incorporated for Partial Summary Judgment,
                  Memorandum of Law in Support of Motion of AMP
                  Incorporated for Partial Summary Judgment and proposed
                  Order, filed on September 11, 1998 in the United States
                  District Court for the Eastern District of Pennsylvania in AMP Incorporated v. AlliedSignal Inc., et. al. (Civil
                  Action No. 98-CV-4405).

      41          Text of a press release issued by AMP on September
                  11, 1998.

      42 Form of letter sent by AMP to certain of its shareholders on September 11, 1998.

                                o  o  o

      This document and the exhibits attached hereto contain certain "forward-looking" statements which AMP believes are within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The safe harbors intended to be created thereby are not available to statements made in connection with a tender offer and AMP is not aware of any judicial determination as to the applicability of such safe harbor to forward- looking statements made in proxy solicitation materials when there is a simultaneous tender offer. However, shareholders should be aware that any such forward-looking statements should be considered as subject to the risks and uncertainties that exist in AMP's operations and business environment which could render actual outcomes and results materially different than predicted. For a description of some of the factors or uncertainties which could cause actual results to differ, reference is made to the section entitled "Cautionary Statements for Purposes of the 'Safe Harbor'" in AMP's Annual Report on Form 10-K for the year ended December 31, 1997, a copy of which was also filed as Exhibit 19 to AMP's Schedule 14D-9 Filed with the SEC. In addition, the realization of the benefits anticipated from the strategic initiatives will be dependent, in part, on management's ability to execute its business plans and to motivate properly the AMP employees, whose attention may have been distracted by the AlliedSignal Offer and whose numbers will have been reduced as a result of these initiatives.




                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:September 11, 1998                  AMP Incorporated


                                          By: /s/ Robert Ripp
                                             -----------------------------
                                             Name:  Robert Ripp
                                             Title: Chairman and Chief
                                                      Executive Officer




                               EXHIBIT INDEX

      The following exhibits are filed herewith:

      Exhibit
         No.      Description
      -------     -----------
      40          Motion of AMP Incorporated for Partial Summary Judgment,
                  Memorandum of Law in Support of Motion of AMP
                  Incorporated for Partial Summary Judgment and proposed
                  Order, filed on September 11, 1998 in the United States
                  District Court for the Eastern District of Pennsylvania in AMP Incorporated v. AlliedSignal Inc., et. al. (Civil
                  Action No. 98-CV-4405).

      41          Text of a press release issued by AMP on September
                  11, 1998.

      42 Form of letter sent by AMP to certain of its shareholders on September 11, 1998.